FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated February 23, 2024 of Diana Shipping Inc. (the "Company").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: March 4, 2024	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
Chief Financial Officer

Exhibit 99.1

DIANA SHIPPING INC.®

We create to share

Financial Results for the 4th Quarter of 2023

February 23, 2024

Our Executives

Semiramis Paliou



Director &
Chief Executive Officer

Anastasios Margaronis



Director & President

Ioannis Zafirakis



Director,
Chief Financial Officer,
Chief Strategy Officer,
Secretary & Treasurer

Eleftherios Papatrifon



Director

Maria Dede



Chief Accounting Officer

Our Company's confidence stems from
our established track record

Financial Results for the 4th Quarter of 2023

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.



Diana's key points

41 vessels
in the water*

(+) 2 vessels
to be delivered*



99.7%
AVERAGE FLEET UTILIZATION**


Ultramax
12%
Kamsarmax
11%
Post-Panamax
10%
Newcastlemax
19%
Panamax
12%
Capesize
36%
4.5 MIL DWT
CARRYING
CAPACITY*


Other
10.9%
Grains
7.8%
Coal
32.7%
Iron Ore
48.7%
25.67 MIL MT
CARGO CARRIED
2023**



1,018***
people across sea & ashore

- 34 vessels managed by Diana Shipping Services S.A.
- 7 vessels managed by Diana Wilhelmsen Management Limited

DIANA SHIPPING INC.

*As of February 22, 2024. m/v Florida, m/v New Orleans, m/v Santa Barbara & m/v DSI Andromeda bareboat chartered-in and a partial ownership interest through a joint venture arrangement in m/v DSI Drammen. The Company also expects to take delivery of two methanol dual fuel new-building Kamsarmax dry bulk vessels. m/v Artemis has been sold and is expected to be delivered to her new Owners by March 8, 2024. m/v Houston has been sold and is expected to be delivered to her new Owners by September 16, 2024.
**For the year ended December 31, 2023.
***As of December 31, 2023.

Highlights of the 4th Quarter 2023 and recent developments

- Announced the signing of the two 81,200 dwt methanol dual fuel new-building Kamsarmax dry bulk vessels, built at Tsuneishi Group, for a purchase price of US$46 million each.
- The abovementioned investment of US$92 million was presented as a showcase at the Business & Philanthropy Climate Forum during COP28, in Dubai for the reduction of the environmental impact of our fleet.
- Expanded our investment in the offshore wind service vessels (CSOVs) following the joint venture's decision, that we are partners in, to exercise its option to acquire two additional newbuilding CSOVs from VARD yard, bringing the total investment to four vessels.
- Sale of m/v Artemis to an unaffiliated third party at a sale price of US$12.99 million.
- Sale of m/v Houston to an unaffiliated third party at a sale price of US$23.30 million.
- Completed pro-rata distribution of warrants to purchase common stock, of which, as of February 16, 2024, 1,940,736 were exercised.
- Declared a cash dividend in the amount of US$0.075 per common share.
- As of February 23, 2024, we have secured US$123.3 million of contracted revenues for 62% of the remaining ownership days of the year 2024 and have secured US$31 million of contracted revenues for 12% of the ownership days of the year 2025.
- We released the 2022 ESG Report showcasing our ESG strategy and our active principles that allow us to act in a more sustainable way.
- We were awarded the "Dry Cargo Company of the Year Award" at the 2023 Lloyd's List Greek Shipping Awards.

Recent Chartering Activity

- We secured charter on **3 Ultramax vessels*** at a weighted average daily rate of **$13,951** for an average period of **457** days** and a remaining period of **401** days**
- We secured charter on **3 Panamax/Kamsarmax/Post-Panamax vessels*** at a weighted average daily rate of **$15,631** for an average period of **384** days** and a remaining period of **365** days**
- We secured charter on **2 Capesize/Newcastlemax vessels*** at a weighted average daily rate of **$21,043** for an average period of **529** days** and a remaining period of **486** days**

VESSEL	TYPE	BUILT	RATE
Leonidas P. C.	Kamsarmax	2011	$17,000
DSI Pollux	Ultramax	2015	$14,000
New Orleans	Capesize	2015	$20,000
Philadelphia	Newcastlemax	2012	$22,500
DSI Andromeda	Ultramax	2016	$13,500
DSI Aquarius	Ultramax	2016	$14,500
Maera	Panamax	2013	$13,750
Amphitrite	Post-Panamax	2012	$15,000


Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 Q4/25

Previous Charter Period

Fixed Period **

*From November 9, 2023 until February 18, 2024

**Earliest redelivery date

Source: Company's filings with the U.S. Securities and Exchange Commission

Non-speculative & disciplined employment **strategy**

VESSEL	TYPE	BUILT	RATE	CHARTERER
Florida*	Capesize	2022	$25,900	Bunge S.A., Geneva
Leonidas P. C.	Kamsamax	2011	$17,000	Ming Wah International Shippi
DSI Pollux	Ultramax	2015	$14,000	Cargill Ocean Transportation
New Orleans*	Capesize	2015	$20,000	Kawasaki Kisen Kaisha, Ltd
Seattle	Capesize	2011	$17,500	Solebay Shipping Cape Compar
Philadelphia	Newcastlemax	2012	$22,500	NYK Kaisha
Ismene	Panamax	2013	$12,650	ST Shipping
Newport News	Newcastlemax	2017	$23,500	NYK Kaisha
DSI Andromeda*	Ultramax	2016	$13,500	Bunge S.A., Geneva
Medusa	Kamsamax	2010	$14,250	ASL Bulk Shipping Limited
San Francisco	Newcastlemax	2017	$22,000	SwissMarine
DSI Aquarius	Ultramax	2016	$14,500	Stone Shipping Ltd
Semirio	Capesize	2007	$14,150	Solebay
Maera	Panamax	2013	$13,750	ST Shipping and Transport Pte.
Amphitrite	Post-Panamax	2012	$15,000	Cobelfret
Myrto	Kamsamax	2013	$12,650	Cobelfret
Santa Barbara*	Capesize	2015	$21,250	Smart Gain Shipping Co., Limite
DSI Pyxis	Ultramax	2018	$14,250	ASL Bulk Marine
New York	Capesize	2010	$16,000	SwissMarine
Selina	Panamax	2010	$12,000	Cargill
Phaidra	Post-Panamax	2013	$12,250	Aquavita International S.A.
DSI Altair	Ultramax	2016	$13,800	Western Bulk Carriers AS
Astarte	Kamsamax	2013	$15,000	Reachy Shipping (SGP) Pte. Ltd.
DSI Pegasus	Ultramax	2015	$14,000	Reachy Shipping
Houston**	Capesize	2009	$13,000	EGPN Bulk Carrier
Maia	Kamsamax	2009	$13,500	ST Shipping and Transport Pte.
G. P. Zafirakis	Capesize	2014	$17,000	Solebay
Electra	Post-Panamax	2013	$14,500	Cobelfret S.A.
Los Angeles	Newcastlemax	2012	$17,700	NYK Kaisha
DSI Polaris	Ultramax	2018	$13,100	ASL Bulk Marine Limited
Myrsini	Kamsamax	2010	$15,000	Salanc Pte. Ltd.
P.S. Palios	Capesize	2013	$31,000	Classic Maritime
Polymnia	Post-Panamax	2012	$15,000	Cobelfret
Atalandi	Panamax	2014	$13,250	Aquavita
DSI Phoenix	Ultramax	2017	$13,250	ASL Bulk Marine Limited
Leto	Panamax	2010	$14,500	Cargill
Artemis***	Panamax	2006	$12,000	Jera Global Markets Pte. Ltd.
Crystalia	Panamax	2014	$11,250	Reachy Shipping Pte. Ltd.
Alcmene	Post-Panamax	2010	$13,000	SwissMarine Pte.
Average		2013	$15,858	



Q1/23
Q2/23
Q3/23
Q4/23
Q1/24
Q2/24
Q3/24
Q4/24
Q1/25
Average Daily TC Rate of Fixed Revenues
16,238****
for the remaining of 2024
Average contract duration****
1.37 years
38% Unfixed days****
for the remaining of 2024
Secured Revenues****
$123.3m
for the remaining of 2024

Fixed Period
Previous Charter Period
Period of the vessel not in our possession

*Bareboat charter-in.
**Vessel has been sold and is expected to be delivered to her new Owners by September 16, 2024.
***Vessel has been sold and is expected to be delivered to her new Owners by March 8, 2024.

****As of February 23, 2024.

Source: Company

DIANA SHIPPING INC.

Financial Highlights for the 4th Quarter 2023*

	Three months ended December 31, 2023	2022
TC Revenues	$60.0m	$75.7m
Earnings per common share, diluted	$0.06	$0.27

	December 31, 2023	December 31, 2022
Cash, cash equivalents, time deposits and restricted cash	$161.6m	$143.9m
Long-term debt and finance liabilities, net of deferred financing costs	$642.8m	$663.4m

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

DIANA SHIPPING INC.

Summary of Selected Financial & Other Data*

	Three months ended December 31, 2023	2022
Statement of Income Data	**$ Millions**	**$ Millions**
Time charter revenues	60.0	75.7
Voyage expenses	3.3	2.8
Vessel operating expenses	21.5	19.5
Net income	9.4	25.7
Net income attributable to common stockholders	7.9	24.2
Fleet data		
Average number of vessels	40.7	38.2
Number of vessels	40.0	42.0
Weighted average age of vessels	10.5	10.2
Ownership days	3,746	3,512
Available days	3,739	3,453
Operating days	3,727	3,393
Fleet utilization	99.7%	98.3%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	15,162	21,100
Daily vessel operating expenses***	5,745	5,560

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Summary of Selected Financial & Other Data*

	Year ended December 31, 2023	2022
Statement of Income Data	**$ Millions**	**$ Millions**
Time charter revenues	262.1	290.0
Voyage expenses	13.6	6.9
Vessel operating expenses	85.5	72.0
Net income	49.8	119.1
Net income attributable to common stockholders	44.1	113.3
Fleet data		
Average number of vessels	41.1	35.4
Number of vessels	40.0	42.0
Weighted average age of vessels	10.5	10.2
Ownership days	14,986	12,924
Available days	14,867	12,449
Operating days	14,824	12,306
Fleet utilization	99.7%	98.9%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	16,713	22,735
Daily vessel operating expenses***	5,704	5,574

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

DIANA SHIPPING INC.

Income Statement*

	Three months ended December 31, 2023	2022
	$ Millions	$ Millions
Time charter revenues	60.0	75.7
Operating Expenses		
Voyage expenses	3.3	2.8
Vessel operating expenses	21.5	19.5
Depreciation and amortization of deferred charges	11.5	12.2
General and administrative expenses	8.4	7.4
Management fees to related party	0.3	0.1
Gain on sale of vessels	(0.3)	-
Other operating (income)/loss	(0.6)	0.2
Operating income, Total	15.9	33.4
Other Income / (Expenses)		
Interest expense and finance costs	(12.6)	(9.8)
Interest and other income	2.1	1.5
Loss from derivatives	(0.6)	-
Loss on extinguishment of debt	-	(0.2)
Gain on related party investments	0.7	0.6
Unrealized gain on equity investments	2.8	-
Gain on warrants	1.6	-
Gain/ (Loss) from equity method investments	(0.5)	0.2
Total other expenses, net	(6.5)	(7.8)
Net income	**9.4**	**25.7**
Dividends on series B preferred shares	(1.4)	(1.4)
Net income attributable to common stockholders	**7.9**	**24.2**
Earnings per common share, basic	**0.08**	**0.28**
Earnings per common share, diluted	**0.06**	**0.27**

DIANA SHIPPING INC.

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Income Statement*

	Year ended December 31, 2023	2022
	$ Millions	**$ Millions**
Time charter revenues	262.1	290.0
Operating Expenses		
Voyage expenses	13.6	6.9
Vessel operating expenses	85.5	72.0
Depreciation and amortization of deferred charges	49.8	43.3
General and administrative expenses	33.0	29.4
Management fees to related party	1.3	0.5
Gain on sale of vessels	(5.3)	(2.9)
Insurance recoveries	-	(1.8)
Other operating income	(1.5)	(0.3)
Operating income, Total	85.7	142.7
Other Income / (Expenses)		
Interest expense and finance costs	(49.3)	(27.4)
Interest and other income	8.2	2.7
Loss from derivatives	(0.4)	-
Loss on extinguishment of debt	(0.7)	(0.4)
Gain on deconsolidation of subsidiary	0.8	-
Gain on related party investments	1.5	0.6
Unrealized gain on equity investments	2.8	-
Gain on warrants	1.6	-
Gain/ (Loss) from equity method investments	(0.3)	0.9
Total other expenses, net	(35.9)	(23.6)
Net income	**49.8**	**119.1**
Dividends on series B preferred shares	(5.8)	(5.8)
Net income attributable to common stockholders	**44.1**	**113.3**
Earnings per common share, basic	**0.44**	**1.42**
Earnings per common share, diluted	**0.42**	**1.36**

DIANA SHIPPING INC.

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Balance Sheet*

- As of December 31, 2023 $642.8 million Total Debt
- $161.6 million of Cash**
- Net Debt of $488.7 million

	December 31, 2023	December 31, 2022
Assets	**$ Millions**	**$ Millions**
Cash, cash equivalents, restricted cash and time deposits	161.6	143.9
Investments in equity securities	20.7	-
Other current assets	19.9	17.6
Fixed assets	924.5	996.7
Investments in related parties and equity method investments	24.1	8.3
Other non-current assets	15.6	16.4
Total Assets	**1,166.4**	**1,182.9**
Liabilities and Stockholders' Equity		
Long-term debt and finance liabilities, net of deferred financing costs***	642.8	663.4
Other liabilities	34.6	32.1
Total stockholders' equity	489.0	487.3
Total Liabilities and Stockholders' Equity	**1,166.4**	**1,182.9**

DIANA SHIPPING INC.

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
** Includes $60.0 million of restricted cash and time deposits
***Net of $7.5 million deferred financing costs.

Current Debt Amortization Profile*



CREDIT FACILITIES MATURITIES
CREDIT FACILITIES AMORTIZATION
SLB PURCHASE OBLIGATION
SLB AMORTIZATION
SENIOR UNSECURED BOND MATURITY
US$ million
200
180
160
140
120
100
80
60
40
20
0
2024
2025
2026
2027
2028
2029
2030
2031
2032
$51.8
$9.4
$61
$51.8
$9.8
$62
$119.1
$51.8
$10.2
$181
$104.6
$48.1
$10.7
$163
$37.3
$24.8
$11.2
$73
$3.8
$15.4
$11.6
$31
$26.0
$3.8
$10.2
$40
$3.8
$6.7
$11
$24.4
$1.0
$2.8
$28

* Subject to mutual agreement on margin reset in year 2027 regarding the $100 million facility with DNB Bank and without taking into consideration the sale of m/v Houston.

DIANA SHIPPING INC.

Source: Company

Current Debt Balance Profile*



PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING
US$ million
700
600
500
400
300
200
100
0
$119
$123
$346
$119
$114
$294
$103
$243
$93
$90
$82
$28
$70
$9
$34
$5
$27
$1
2024
2025
2026
2027
2028
2029
2030
2031
2032

* Subject to mutual agreement on margin reset in year 2027 regarding the $100 million facility with DNB Bank and without taking into consideration the sale of m/v Houston.

DIANA SHIPPING INC

Source: Company

Modest All-in Breakeven Costs


3%
17%
26%
2%
10%
6%
36%
Interest expense, net of interest and dividend income $2,747*
Dry-dock provision $290**
G&A $1,624***
Voyage expenses $909**
Opex $5,704**
Debt Amortization $4,149**
Preferred Dividend $385**

Per Day Per Vessel

Free Cash Flow Breakeven =$15,808

As of February 23, 2024	2024	2025
Average Daily Time Charter Rate of Fixed Revenues****	$16,238	$19,105
% of Total Fixed Days	62%	12%

*Includes finance liabilities interest expense
**As of December 31, 2023.
***As of December 31, 2023, adjusted for non-cash items. Includes management fees to Diana Wilhelmsen Management Limited.
****Assumes earliest redelivery dates of all vessels on charter.
Source: Company

DIANA SHIPPING INC.

Breakeven vs Estimated Revenue for the remainder of 2024 & 2025*



Estimated Cash Uses vs TC Revenues
$300
$250
$200
$150
$100
$50
$0
USD million
$192.8
+ $7.2 million
$200.0
Unfixed Rev*** $76.7m
Fixed Revenue $123.3m
$219.3
+ $11.2 million
$230.4
Unfixed Revenues*** $199.4m
Fixed Revenue $31.0m
C/F Break Even Rate 2024**
TC Revenues 2024*
C/F Break Even Rate 2025**
TC Revenues 2025*



Daily Estimated Cash Uses vs Daily TC Revenues
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
$2,500
$0
USD per day
$15,808
+ $588 per day
$16,396
Unfixed avg TC rate*** $16,656
Fixed avg TC rate $16,238
$15,808
+ $806 per day
$16,614
Unfixed avg TC rate*** $16,284
Fixed avg TC rate $19,105
Daily C/F Break Even Rate 2024**
Daily TC Revenues 2024*
Daily C/F Break Even Rate 2025**
Daily TC Revenues 2025*

FFA rates** used for the unfixed revenues calculation**

	Ultramax	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q1 2024	$15,100	$14,000	$15,300	$14,000	$20,400	$24,500
Q2 2024	$17,900	$16,600	$18,000	$16,600	$24,600	$29,500
Q3 2024	$16,900	$15,500	$16,900	$15,500	$24,800	$29,800
Q4 2024	$16,600	$15,200	$16,500	$15,200	$25,000	$30,000
Q1 2025	$14,400	$12,900	$14,300	$12,900	$15,300	$18,400
Q2 2025	$14,900	$14,000	$15,300	$14,000	$19,000	$22,900
Q3 2025	$14,900	$13,300	$14,600	$13,300	$21,800	$26,200
Q4 2025	$14,900	$13,500	$14,900	$13,500	$23,600	$28,300

DIANA SHIPPING INC.

* From February 19, 2024
** As of December 31, 2023 (slide 17)
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
**** As of February 19, 2024
Source: Company's filings with the U.S. Securities and Exchange Commission

12-month Timecharter Rates



Capesize
Panamax
Supramax
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
US$/day
Jan-2016
Apr-2016
Jul-2016
Oct-2016
Jan-2017
Apr-2017
Jul-2017
Oct-2017
Jan-2018
Apr-2018
Jul-2018
Oct-2018
Jan-2019
Apr-2019
Jul-2019
Oct-2019
Jan-2020
Apr-2020
Jul-2020
Oct-2020
Jan-2021
Apr-2021
Jul-2021
Oct-2021
Jan-2022
Apr-2022
Jul-2022
Oct-2022
Jan-2023
Apr-2023
Jul-2023
Oct-2023
Jan-2024

DIANA SHIPPING INC.

Source: Clarksons SIN

Key demand drivers



CAGR (2003-e2024)
4.5%
7.9%
5.2%
9.0%
Dry bulk trades in bn tonne-mile and GDP growth YoY
Iron ore
Minor bulk
Grains & Soybeans
Coal
Annual GDP World
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
e2024

Source: Clarksons SIN

Dry bulk orderbook

The dry bulk orderbook is near the 20-year low point, total orderbook as % of total fleet is 8.5%


Dry bulk orderbook in million DWT
Panamax
Capesize
Smaller bulk vessels
350
300
250
200
150
100
50
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
YTD


Dry bulk orderbook in % of existing fleet
Total dry bulk
Capesize
Panamax
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
YTD

DIANA SHIPPING INC.

Source: Clarksons SIN

Pros and cons currently impacting the dry bulk shipping industry

On the positive side:

- Near record low newbuilding orderbook
- Indian major infrastructure projects in the pipeline
- Chinese purchases of U.S. agricultural goods and other attractively priced bulk commodities
- Sailing restrictions in the Panama Canal and Red Sea risks of attack affecting safe navigation
- Retrofitting of environmental energy saving devices

On the negative side:

- Geopolitical disruption and tight monetary policies
- Unpredictable weather conditions
- Lower congestion
- Chinese Real Estate crisis and Government's Steel and Energy Policies
- Shift towards renewable sources of Energy production

Diana Shipping Inc.'s Summary

- Committed to generating and securing free cash flows. Prudently and actively manage our balance sheet, allowing us to take advantage of the opportunities presented.
- Continue to renew and modernize our fleet and enhance our ecological footprint in greener investments.
- Adhere to our strategy of providing relative stability in a cyclical business, with a goal of maximizing long term shareholder value.



Q & A